130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

June 15, 2015	No. 15-05

Avalon commences $1.3 million work program on the East Kemptville Tin-Indium Project, Yarmouth Co., Nova Scotia

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce the start of a $1.3 million work program on the East Kemptville Tin-Indium Project in southwestern Nova Scotia. The program will involve 2,000 metres of diamond drilling, metallurgical process testwork and preliminary environmental studies. This work will generate the data required to complete a Preliminary Economic Assessment (“PEA”) by November, 2015. Drilling is scheduled to commence in early July and be completed in September with initial results expected in late August. The drilling program will increase confidence in mineral resources in both the Main and Baby Zones, collect fresh sample material for bench-scale metallurgical process testwork and test two exploration targets (Duck Pond and South Grid) where there are encouraging results from historical drilling.

Bench-scale metallurgical test work has been initiated at a laboratory in the UK with expertise in processing similar tin ores. This program is designed to evaluate the metallurgical process flowsheet from grinding through to copper and zinc sulphide flotation to tin recovery by both gravity and flotation methods. It is anticipated that advances in process technology achieved since the 1980s will result in improved recoveries to all three concentrates and also confirm the presence of significant indium in the zinc concentrate. This work is targeted for completion in September, 2015 and is required to better define expected metal recoveries and concentrate grades for the PEA.

Initial environmental field work will also begin this summer with the objective of determining the scope of environmental management work that will be required going forward for inclusion in the PEA, and to define the requirements for the environmental assessment and permitting process to be carried out in conjunction with a feasibility study. Feasibility study work is expected to begin in early 2016.

Don Bubar, President and CEO stated, “I am delighted with the significant progress we have made on the East Kemptville Tin-Indium Project over the past year. This summer’s work program will allow us to complete a preliminary economic assessment by the end of 2015 and move us one step closer to realizing our goal of re-establishing Nova Scotia as the Tin Capital of North America”.

Drilling Program

The 2015 drilling program will involve some 17 holes with the following primary objectives:

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Detailed drilling of the Baby Zone to bring Inferred Resources to the Indicated level of confidence, test potential depth extensions and map the detailed mineralogy of the zone with a focus on possible enrichment in other rare metals such as germanium and lithium. The Baby Zone is the highest grade known tin zone on the property. The 2014 drilling program yielded assays of up to 0.41% Sn, 0.53% Zn and 16.77 ppm In over 67.85 metres in the Baby Zone.

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Limited drilling on the Main Zone, largely to collect sample material for mineralogical and metallurgical purposes, but also to test the zone to depth and increase Indicated Resources. See Avalon’s news release dated October 31, 2014 for further resource information.

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Exploratory drilling at the Duck Pond and South Grid zones. These two known tin zones were drilled at the time of original development of the mine in the 1980s, but saw no subsequent exploration. The Duck Pond zone was tested in the past by more than 20 drill holes, returning intersections assaying up to 0.17% Sn over 42.7[1] metres. The results are sufficiently encouraging to suggest that there is potential to develop further mineral resources at Duck Pond. The South Grid zone is an area along trend southwest of the Baby Zone where limited widely spaced drilling has produced intersections of up to 0.31% Sn over 33.0 metres[1].

Ultimately, better defining the known resources to at least the Indicated level of confidence will allow the inclusion of those resources in a feasibility study. Expanding these resources will extend the mine life and strengthen the overall business case for re-development.

Land Tenure

In March 2015, Avalon was granted a new Special Licence by the Province of Nova Scotia covering the whole East Kemptville mine area and encompassing all the known tin deposits. The Special Licence has a three year term expiring January 31, 2018, renewable for two additional terms of one year each and requires the Company to spend $5,250,000, over three years including $750,000 in the first year.

Following receipt of the new Special Licence, the site access agreement with the surface rights holder was extended until September 30, 2015 to provide the necessary access for the 2015 work program. In the meantime, discussions continue towards reaching an agreement to transition full title to the property to Avalon. The parties expect to conclude an agreement later in 2015.

Qualified Persons

The technical information contained in this document has been reviewed and approved by Bill Mercer, P. Geo. (NS) and Vice President, Exploration and Donald Bubar, P. Geo. (ONT), President and CEO, who are qualified persons for the purposes of National Instrument 43-101.

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada, with three advanced stage projects. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce “heavy” rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. Avalon is also advancing its Separation Rapids Lithium Minerals Project, Kenora, ON and its East Kemptville Tin-Indium Project, Yarmouth, NS. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

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1 The historic drill intercepts are reported in reports filed with the Nova Scotia government (i) a qualified person has not done sufficient work to verify these historical assays as reliable under NI 43-101; and (ii) the historical results should not be relied upon.

Cautionary Statement

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements regarding the commencement and completion of its work programs, that these programs will increase confidence in mineral resources and generate the data required for a PEA, that results will be available in late August, 2015, that advances in process technology achieved since the 1980s are anticipated to result in improved recoveries, that feasibility study work is expected to begin in early 2016, that a PEA will be completed by the end of 2015, that better defining the known resources to at least the Indicated level of confidence will allow the inclusion of those resources in a feasibility study, that expanding these resources will extend the mine life and strengthen the overall business case for re-development and that Avalon and the surface rights holder expect to reach an agreement later in 2015. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, the possibility of cost overruns or unanticipated costs and expenses, and unanticipated results from the work programs, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

Cautionary Note to U.S. Investors Concerning Estimates of Reserves and Resources

Unless otherwise indicated, all reserve and resource estimates and other technical information included in this press release have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards for disclosure of information, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this press release may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineral in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.